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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depository Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


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                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454
     *There is no CUSIP Number assigned to the Registered Shares.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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News release
Converium Holding Ltd, Zug

Zug, Switzerland - February 28, 2007 - Converium management reiterates its support of the Board's decision to reject unsolicited offer

The management of Converium reaffirms today its unanimous support of the Board's decision to reject the unsolicited offer by SCOR, at CHF 21.1 per share, for the whole of the share capital of Converium, based on closing share prices at February 16, 2007, that was published on February 26, 2007.

The Board of Directors of Converium continues to believe that SCOR's acquisition currency is weak: based on today's closing share price of SCOR, the actual value of the SCOR offer equates to CHF 19.48 (exchange rate EUR/CHF 1.6125), failing to recognize Converium's stand alone franchise value.

Converium further informs that in light of the conditions to an upgrade of its financial strength ratings, it commissioned a study analyzing settlements of SEC investigations concerning financial and other performance data. The study analyzed settlements compared with market capitalization and prior year earnings in more than 100 cases between July 30, 2002 and February 20, 2007, including approximately 65 cases relating to companies with market capitalizations of less than USD 5 billion. The settlements in those cases (USD 5 billion market cap and under) ranged from USD 0 to USD 50 million. If the previously announced SEC inquiries regarding non-traditional insurance and reinsurance products were ultimately settled within that range, Converium does not believe that the ultimate resolution would have a material adverse impact on our financial strength.

However, Converium expresses no opinion and makes no prediction regarding the timing or substance, including amount, of the ultimate resolution of the SEC inquiry or whether and when we will achieve a ratings upgrade. Despite Converium's efforts to commission a comprehensive study, there can be no assurance that the study was entirely comprehensive. In addition, the SEC may, and likely will, consider factors other than market capitalization and earnings in determining the appropriate resolution of their inquiry and Converium cannot assure that this will not result in fines or penalties in excess of the range suggested by the study.

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries

Beat W. Werder                                     Marco Circelli

Head of Public Relations                           Head of Investor Relations
beat.werder@converium.com                          marco.circelli@converium.com
Phone:     +41  44 639 90 22                       Phone:     +41 44 639 91 31
Fax:       +41  44 639 70 22                       Fax:       +41 44 639 71 31

Dr. Kai-Uwe Schanz                                 Inken Ehrich

Chief Communication & Corporate Development        Investor Relations Specialist
Officer                                            inken.ehrich@converium.com
kai-uwe.schanz@converium.com                       Phone:     +41 44 639 90 94


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Phone:     +41  44 639 90 35                       Fax:       +41 44 639 70 94
Fax:       +41  44 639 70 35


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual


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Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it:

In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.